OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA SIGNS LETTER OF INTENT WITH CMQ RESOURCES ON

RED CANYON PROJECT

Vancouver, BC, Canada – June 19, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that it has signed a Letter of Intent with CMQ Resources Inc. ("CMQ") (TSX-V: CMQ) whereby CMQ may earn a joint venture interest in the Red Canyon property, located along the Battle Mountain-Eureka Trend of Nevada.

Subject to CMQ receiving shareholder approval within the next 60 days, CMQ may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five year period.  CMQ may then elect to earn an additional 10% interest by completing a bankable feasibility study or funding US$10,000,000 in additional exploration.  The first year work commitment of US$500,000 is an obligation. The two parties anticipate signing an exploration agreement with option to form joint venture (the “Agreement”) based on these terms within the next month. CMQ is in the process of formulating the 2008 exploration program and budget.

Red Canyon is a sediment-hosted gold project located 12 miles (19 km) southeast of the 8.5 million ounce Cortez Hills gold discovery.  The 7.7 sq. mi. (20 sq. Km.) property consists of 237 unpatented lode mining claims that cover a two square mile (5.2 sq. km.) alteration cell developed in carbonate rocks that are age-equivalent to host rocks at the Cortez Hills and Gold Bar deposits.  Previous drilling at the Ice prospect identified a near-surface zone of oxidized gold mineralization hosted in the McColley Canyon Formation, immediately above the Lone Mountain dolomite.  Exploration potential remains open along strike to the northeast and south in areas covered by post mineral volcanic rocks and alluvium. The exploration potential to the northeast is defined by a) five drill holes that intersected gold mineralization, b) structural contouring, a c) 3D geochemical evaluation, and d) gravity data.  Select drill hole intercepts include:

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95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.007 g Au/t from 6.1 to 35.1m) in KR-001;

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60 ft of 0.033 oz Au/t from 200-260 ft (18.3 m of1.132 g Au/t from 61-79.3 m) in M-9; and

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85 ft of 0.046 oz Au/t from 15 to 100 ft (25.9m of 1.568 g Au/t from 4.5 to 30.5m) in ROM07-01.

Previous deep drilling also identified a 3,500 ft by 4,600 ft (1.1 by 1.4km) hydrothermal cell at the Gexa prospect, immediately south of the Ice prospect.  Two holes encountered deep oxidation, moderate to strong silicification, select intervals of fluidized breccias and elevated pathfinder elements. Both holes ended prematurely prior to testing their intended targets in favorable limestone of the Denay and McColley Canyon Formations.  These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

Miranda's President and CEO, Ken Cunningham is pleased with the CMQ partnership and feels both companies will benefit from the aggressive approach to exploration outlined in the agreement. CMQ's Vice President of Exploration, John Hogg, and Miranda’s Senior Geologist, Steven Koehler, participated in the gold discoveries at West Leeville, Hardie Footwall Extension and Four Corners on the Carlin Trend.  As such, Mr. Hogg and Mr. Koehler bring considerable knowledge and expertise regarding Carlin-type gold deposits to the Red Canyon project.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., Newcrest Resources Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and CMQ Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.